Exhibit 7

EXECUTION VERSION

BNP PARIBAS

24 February 2022

Reference Code [            ]

JAB Holdings B.V.

Strat Code: EQ042SPI

Share Swap Transaction

The purpose of this communication (this “Confirmation”) is to set forth certain terms and conditions of a transaction entered into on the applicable Trade Date as specified below (the “Transaction”) between BNP PARIBAS (“BNP”) and JAB Holdings B.V. (“Counterparty”). This Confirmation shall constitute a “Confirmation” as referred to in the Agreement (as defined below).

1.             This Confirmation is subject to, and incorporates, the 2006 ISDA Definitions (the “2006 Definitions”) and the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions” and, together with the 2006 Definitions, the “Definitions”), in each case as published by the International Swaps and Derivatives Association, Inc. (“ISDA”). This Transaction constitutes a Share Swap Transaction for purposes of the Equity Definitions and a Swap Transaction for the purposes of the 2006 Definitions.

This Confirmation forms a part of, and is subject to, the 1992 ISDA Master Agreement (Multicurrency-Cross Border) (the “Agreement”) that BNP and Counterparty are deemed to have executed through the execution of the confirmation between BNP and Counterparty in respect of the Shares dated 1 December 2021 (such confirmation, the “First TRS Confirmation”, and the transaction thereunder, the “First TRS Transaction”) (without any Schedule except for the amendments specified in the First TRS Confirmation).

All provisions contained in the Agreement are incorporated into and shall govern this Confirmation, except as expressly modified herein. In the event of any inconsistency between this Confirmation, the Agreement, the Equity Definitions and/or the 2006 Definitions, as the case may be, the following will prevail in the order of precedence indicated: (i) this Confirmation, (ii) the Agreement, (iii) the Equity Definitions, and (iv) the 2006 Definitions.

2.             Set forth below are the terms and conditions that shall govern the Transaction.

General Terms:

Trade Date:	24 February 2022

Effective Date:	As specified in Annex A.

Termination Date:	The Cash Settlement Payment Date

Shares:	Common Stock, par value $0.01 per share of Krispy Kreme, Inc. (the “Issuer”) (Ric: DNUT)

Exchange:	Nasdaq Global Select Market

Related Exchange:	All Exchanges

Upfront Fee Payment:	Counterparty will pay to BNP the Upfront Fee within two Clearance System Business Days after the Initial Hedge End Date.

Upfront Fee:	As specified in Annex A.

Equity Amount Payable:

Equity Amount Payer:	BNP

Number of Shares:	2,000,000, subject to reduction as described in “Initial Price” below

Equity Notional Amount:	On any day, an amount equal to the Number of Shares on such day multiplied by the Initial Price

Equity Notional Reset:	Not applicable

Type of Return:	Total Return

Initial Price:	The product of (x) the weighted average of the Daily VWAP on each Exchange Business Day during the period (the “Initial Hedge Period”) from and including the Effective Date to and including the Exchange Business Day on which BNP finishes establishing its initial Hedge Positions (the “Initial Hedge End Date”), weighted by the number of Shares that BNP purchased on each such Exchange Business Day in establishing its initial Hedge Positions as a proportion of the Number of Shares, and (y) one (1) plus the Execution Fee.

In the event that BNP is not able to establish any portion of its Hedge Positions by the Outside Hedge Date, BNP shall notify Counterparty in writing that the Number of Shares shall be reduced to the number of Shares BNP has been able to purchase as its initial Hedge Positions up to that date.

The Initial Price shall be notified by BNP to Counterparty in writing on the Initial Hedge End Date.

Daily VWAP	As defined in Annex B.

10b-18 VWAP Price:	For any Exchange Business Day, the composite 10b-18 volume weighted average price per Share for the regular trading session (including any extensions thereof) on such Exchange Business Day (without regard to pre-open or after hours trading outside of such regular trading session for such Exchange Business Day), as published by Bloomberg at 4:15 p.m. New York time (or 15 minutes following the end of any extension of the regular trading session) on such Exchange Business Day, on Bloomberg page “DNUT <Equity> AQR_SEC” (or any successor thereto), or if such price is not so reported on such Exchange Business Day for any reason or is, in the Calculation Agent’s reasonable discretion, erroneous, such 10b-18 VWAP Price shall be as reasonably determined by the Calculation Agent. For purposes of calculating the 10b-18 VWAP Price, the Calculation Agent will include only those trades that are reported during the period of time during which Counterparty could purchase its own shares under Rule 10b-18(b)(2) and are effected pursuant to the conditions of Rule 10b-18(b)(3).

Outside Hedge Date:	As specified in Annex A.

Trading Parameters:	BNP shall use its commercially reasonable efforts to establish its Hedge Positions in accordance with the trading parameters set forth in Annex B (the “Trading Parameters”) and in compliance with the conditions of Rule 10b-18 (“Rule 10b-18”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (as if all such purchases were made by Counterparty).

For the purpose of unwinding its Hedge Positions, BNP may sell the Shares through a Block Trade, to the extent permitted by the applicable law, and Counterparty explicitly authorizes BNP to unwind its Hedge Positions through a Block Trade for a part or the entire size of its Hedge Positions. BNP shall not purchase any Shares through a block trade for the purpose of establishing its Hedge Positions during the Initial Hedge Period.

Counterparty acknowledges and agrees that (x) BNP may suspend the establishment or unwinding of its Hedge Positions pursuant to the Trading Parameters and (y) Counterparty may not modify the Trading Parameters unless such modification is in writing and executed by both parties.

Block Trade:	The sale by BNP of a number of Shares by way of an accelerated book building, any off market block trade or any other equivalent procedure in accordance with market practice, for the purpose of unwinding its Hedge Positions.

Execution Fee:	As specified in Annex A.

Final Price:	The product of (x) the arithmetic average of the VWAP Price on each Exchange Business Day during the period (the “Hedge Unwind Period”) from and including the Initial Valuation Date to and including the Exchange Business Day on which BNP finishes unwinding its Hedge Positions and (y) one (1) minus the Execution Fee.

VWAP Price:	For any Exchange Business Day, the composite volume weighted average price per Share for the regular trading session (including any extensions thereof but excluding the opening auction) on such Exchange Business Day (without regard to pre-open or after hours trading outside of such regular trading session for such Exchange Business Day), as published by Bloomberg at 4:15 p.m. New York time (or 15 minutes following the end of any extension of the regular trading session) on such Exchange Business Day, on Bloomberg page “DNUT <Equity> AQR” (or any successor thereto), or if such price is not so reported on such Exchange Business Day for any reason or is, in the Calculation Agent’s reasonable discretion, erroneous, such VWAP Price shall be as reasonably determined by the Calculation Agent.

Valuation Time:	As provided in Section 6.1 of the Equity Definitions.

Initial Valuation Date:	As specified in Annex A.

Valuation Date:	The last day of the Hedge Unwind Period

Market Disruption Event:	The third and fourth lines of Section 6.3(a) of the Equity Definitions are hereby amended by deleting the words “during the one hour period that ends at the relevant Valuation Time” and replacing them with “on any Scheduled Trading Day that would otherwise be a Valuation Date”.

Floating Amount Payable:

Floating Amount Payer:	Counterparty

Floating Amount:	The “Floating Amount” payable by a party on any Payment Date shall be an amount equal to the product of (x) the Equity Notional Amount and (y) the Floating Rate plus the Spread and (z) the Day Count Fraction; provided that on any day during the Initial Hedge Period and Hedge Unwind Period, the Calculation Agent shall make adjustments to the Equity Notional Amount for the purposes of this paragraph to account for the actual Number of Shares held by BNP as its Hedge Positions on such day. The Calculation Agent shall notify Counterparty in writing of the Floating Amount payable with respect to a Payment Date no later than the date two Clearance System Business Days prior to such Payment Date.

Payment Date(s):	As specified in Annex A.

Period End Date(s):	As specified in Annex A.

Floating Rate Option:	On any day, the rate set forth for such day opposite the caption “Overnight Bank Funding Rate”, as such rate is displayed on the page “OBFR01 <Index> <GO>” on the BLOOMBERG Professional Service, or any successor page; provided that if no such rate appears for any day on such page, the rate for the immediately preceding day for which such rate does so appear shall be used for such day; provided further that if no such rate appears on such page for three consecutive Clearance System Business Days, then a rate determined by the Calculation Agent shall be used for any day thereafter until the day such rate appears on such page.

Day Count Fraction:	ACT/360

Designated Maturity:	One day

Spread:	As specified in Annex A.

Reset Date:	Each Business Day in each Calculation Period

Settlement Terms:

Cash Settlement:	Applicable

Settlement Method Election:	Not Applicable

Settlement Currency:	USD

Cash Settlement Payment Date:	Two Currency Business Days after the Valuation Date.

Share Adjustments:

Method of Adjustment:	Calculation Agent Adjustment

Dividend Period:	The period from and including the Effective Date to and including the last day of the Hedge Unwind Period

Dividend Amount:	In respect of any cash dividend in relation to the Shares in respect of which the record date falls during the Dividend Period (a “Relevant Dividend”), the product of

(a) the Paid Amount; and

(b) the number of Shares held by BNP as its Hedge Position as of such record date.

Dividend Payment Date:	In respect of a Relevant Dividend, two Currency Business Days following the date on which such dividend is received by BNP

Reinvestment of Dividends:	Not Applicable

Extraordinary Events:

Consequence of Merger Events:

Share-for-Share:	Alternative Obligation

Share-for-Other:	Cancellation and Payment

Share-for-Combined:	Component Adjustment

Tender Offer:	Applicable

Consequences of Tender Offers:

Share-for-Share:	Modified Calculation Agent Adjustment

Share-for-Other:	Modified Calculation Agent Adjustment

Share-for-Combined:	Modified Calculation Agent Adjustment

Composition of Combined Consideration:	Not applicable; provided that notwithstanding Section 12.1(f) and Section 12.5(b) of the Equity Definitions, to the extent that the composition of the consideration for the relevant Shares pursuant to a Tender Offer or Merger Event could be determined by a holder of the Shares, the Calculation Agent will, in its sole discretion, determine such composition.

Nationalization, Insolvency, or Delisting:	Cancellation and Payment; provided that in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or requoted on any of the New York Stock Exchange, the NYSE American, The Nasdaq Global Select Market, The Nasdaq Global Market and The Nasdaq Capital Market (or their respective successors); if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall be deemed to be the Exchange.

Additional Disruption Events:	For the purposes of Section 12.9 of the Equity Definitions, references to the terms “a party” or a “Hedging Party” will be deemed to include any of its Affiliates for all purposes other than giving or receiving notice.

Change in Law:	Applicable; provided that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by (i) replacing the phrase “the interpretation” in the third line thereof with the phrase “, or public announcement of, the formal or informal interpretation”, (ii) replacing the word “Shares” where it appears in clause (X) thereof with the words “Hedge Position” and (iii) immediately following the word “Transaction” in clause (X) thereof, adding the phrase “in the manner contemplated by the Hedging Party on the Trade Date”; provided further that (i) any determination as to whether (A) the adoption of or any change in any applicable law or regulation (including, for the avoidance of doubt and without limitation, (x) any tax law or (y) adoption or promulgation of new regulations authorized or mandated by existing statute) or (B) the promulgation of or any change in the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law or regulation (including any action taken by a taxing authority), in each case, constitutes a “Change in Law” shall be made without regard to Section 739 of the Wall Street Transparency and Accountability Act of 2010 (the “WSTAA”) or any similar legal certainty provision in any legislation enacted, or rule or regulation promulgated, on or after the Trade Date, and (ii) Section 12.9(a)(ii) of the Equity Definitions is hereby amended by replacing the parenthetical beginning after the word “regulation” in the second line thereof the words “(including, for the avoidance of doubt and without limitation, (x) any tax law or (y) adoption or promulgation of new regulations authorized or mandated by existing statute)”.

Failure to Deliver:	Not Applicable

Insolvency Filing:	Applicable

Hedging Disruption:	Not Applicable

Increased Cost of Hedging:	Not Applicable

Hedge Positions:	The definition of “Hedge Positions” in Section 13.2(b) of the Equity Definitions shall be amended by inserting the words “, unwind, termination” after the words “entry into” and before the words “or maintenance” in the first line.

Hedging Party:	BNP

Determining Party:	BNP or BNP Paribas Arbitrage S.N.C.

Non-Reliance:	Applicable

Agreements and Acknowledgments

Regarding Hedging Activities:	Applicable

Additional Acknowledgments:	Applicable

Payment Instructions:	As provided separately by the parties

Calculation Agent:	BNP or BNP Paribas Arbitrage S.N.C.; provided that, notwithstanding anything to the contrary, all determinations, adjustments and calculations performed by BNP or BNP Paribas Arbitrage S.N.C. in its capacity as Calculation Agent or Determining Party pursuant to this Confirmation, the Agreement and the Equity Definitions shall be made in good faith and in a commercially reasonable manner, including, without limitation, with respect to calculations, adjustments and determinations that are made in its sole discretion or otherwise. In the event the Calculation Agent or the Determining Party makes any calculation, adjustment or determination pursuant to this Confirmation, the Agreement or the Equity Definitions, the Calculation Agent or the Determining Party, as the case may be, shall promptly provide an explanation in reasonable detail of the basis for any such determination, adjustment or calculation (including any quotations, market data or information from external sources used in making such calculation, adjustment or determination, as the case may be, but without disclosing Calculation Agent’s or Determining Party’s proprietary or confidential models or other information that is proprietary or confidential or subject to contractual, legal or regulatory obligations to not disclose such information). Following the occurrence of an Event of Default under Section 5(a)(vii) of the Agreement with respect to which BNP is the Defaulting Party, Counterparty shall have the right to designate a nationally recognized third-party dealer in over-the-counter corporate equity derivatives to act as the Calculation Agent for so long as such Event of Default is continuing. The Calculation Agent shall use commercially reasonable efforts to notify Counterparty of the event giving rise to any adjustment required or, to the extent it makes any such adjustment, permitted to be made to the terms of the Transaction, the terms being adjusted and, for each term so adjusted, such term, in each case, as promptly as reasonably practicable after giving effect to such adjustment and shall make any such adjustment as promptly as reasonably practicable following the occurrence of the event giving rise to any such adjustment.

3.	Optional Early Closing Right

a.       Provided that an Event of Default, Potential Event of Default or Termination Event in respect of Counterparty has not occurred and is not continuing, Counterparty will have the right on any Exchange Business Day following the date that is six months after the Initial Hedge End Date until the second Exchange Business Day prior to the Initial Valuation Date to close this Transaction, in whole or in part, on one or more occasions, in its sole discretion. If Counterparty elects to exercise this right to close this Transaction in whole, then the Exchange Business Day immediately following the Exchange Business Day on which Counterparty gives notice of its intention to close shall be the Initial Valuation Date for the purpose of determining amounts payable, by either Counterparty or BNP, in respect of such early closing and the date which is one Settlement Cycle after such the relevant Valuation Date shall be the final Cash Settlement Payment Date.

b.       For the avoidance of doubt, any obligation of a party to pay (i) an amount with respect to a Transaction which became due and payable on or prior to such final Cash Settlement Payment Date and which remains unpaid on such final Cash Settlement Payment Date, (ii) any accrued Floating Amounts, Dividend Amounts or Dividend Floating Amounts (if applicable to that Transaction), (iii) the Equity Amount payable on such final Cash Settlement Payment Date, and (iv) any other amounts or obligations that are expressed to survive any closing of such Transaction shall survive the closing of the Transaction. If a party gives notice to close only part of a Transaction, then the above provisions shall apply mutatis mutandis and the Equity Notional Amount, Initial Price, the Number of Shares of such Transaction shall be amended accordingly.

4.	Additional Provisions

a.	[Reserved]

b.	The parties acknowledge and agree that (i) BNP Paribas Securities Corp. (“Agent”), an affiliate of BNP, has acted solely as agent and not as principal with respect to each Transactions hereunder and (ii) the Agent has no obligation or liability, by way of guaranty, endorsement or otherwise, in any manner in respect of any Transaction hereunder (including, if applicable, in respect of the settlement thereof). Each party agrees it will look solely to the other party (or any guarantor in respect thereof) for performance of such other party’s obligations under each Transaction hereunder.

c.	In connection with Section 739 of the WSTAA, the parties hereby agree that none of the enactment of the WSTAA or any regulation under the WSTAA, any requirement under the WSTAA or any amendment made by the WSTAA shall eliminate, limit or otherwise impair either party’s otherwise applicable rights to terminate, renegotiate, modify, amend or supplement any Transaction or the Agreement, as applicable, arising from a termination event, force majeure, illegality, increased costs, change in law or legal interpretation, regulatory change or similar event under any Transaction or the Agreement, each as may be amended, replaced or supplemented from time to time.

d.	The parties acknowledge and agree that this Transaction is a derivative transaction providing synthetic exposure to underlying Shares. Neither party intends that this Transaction will be settled by taking delivery of any shares or other securities, or that this Transaction will confer on either party any right, title, voting rights or interest in any shares or other securities, or entitle or oblige either party to acquire, receive, hold, deliver or dispose of any particular shares or other securities. Counterparty agrees that it shall not attempt to influence or control the voting rights with respect to the Shares held by BNP as its Hedge Positions.

5.	Representations, Warranties, and Covenants of Counterparty

a.	Counterparty represents to BNP as of the date hereof, as of any date on which it elects to early unwind the Transaction, in whole or in part, and on any date it makes any election and/or amendment with respect to the Transaction, that (i) it is not entering into the Transaction on the basis of, nor is it aware of, any material, non-public information concerning the Shares or the Issuer of the Shares or any information which would, pursuant to applicable securities laws (including insider dealing laws), preclude it from dealing in the Shares and (ii) that it is in an “open window” for the purpose of the Issuer’s insider trading policies or it has received express written consent from the Issuer to effect the Transaction or make such election or amendment (as applicable).

b.	Counterparty represents to BNP that neither it nor any of its affiliates or any person acting on its or their behalf has taken or will take during the Initial Hedge Period, directly or indirectly, any action which was or is designed to stabilize or manipulate, or which might reasonably be expected to cause or result in stabilization or manipulation of the Shares.

c.	Counterparty represents to BNP that it is entering into this Transaction hereunder in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act (“Rule 10b5-1”) or any other antifraud or anti-manipulation provisions of the federal or applicable state securities laws and that it has not entered into or altered and will not enter into or alter any corresponding or hedging transaction or position with respect to the Shares. Counterparty acknowledges that it is the intent of the parties that the Transaction comply with the requirements of paragraphs (c)(1)(i)(A) and (B) of Rule 10b5-1 and the Transaction shall be interpreted to comply with the requirements of Rule 10b5-1(c). Counterparty represents that it will not seek to control or influence BNP’s decision to make any “purchases or sales” (within the meaning of Rule 10b5-1(c)(1)(i)(B)(3)) under the Transaction, including, without limitation, BNP’s decision to enter into any hedging transactions. Counterparty represents and warrants that it has consulted with its own advisors as to the legal aspects of its adoption and implementation of this Confirmation under Rule 10b5-1. Counterparty acknowledges and agrees that any amendment, modification, waiver or termination of this Confirmation must be effected in accordance with the requirements for the amendment or termination of a “plan” as defined in Rule 10b5-1(c). Without limiting the generality of the foregoing, any such amendment, modification, waiver or termination shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5, and no such amendment, modification, waiver or termination shall be made at any time at which Counterparty or any officer, director, manager or similar person of Counterparty is aware of any material non-public information regarding the Issuer or the Shares.

d.	Counterparty represents to BNP that it shall report the Transaction as required pursuant to Sections 13(d), 13(g) and 16 of the Exchange Act, as applicable.

e.	[Reserved]

f.	Counterparty represents to BNP that entry into or performance of this Transaction does not violate any contractual obligations, restrictions or policies to which Counterparty is subject, including any lock-up agreements or policies relating to trading the Shares.

g.	Counterparty represents to and agrees with BNP that (i) Counterparty will not, without the prior consent of BNP, directly or indirectly purchase any Shares (including by means of a derivative instrument), listed contracts on the Shares or securities that are convertible into or exchangeable or exercisable for Shares (including, without limitation, any Rule 10b-18 purchases of blocks (as defined in Rule 10b-18) during the Initial Hedge Period, (ii) the Issuer, to its knowledge, is not expected to be engaged in any direct or indirect purchases as described in clause (i) during the Initial Hedge Period, and (iii) Counterparty will not cause the Issuer or any “affiliated purchaser” (as such term is defined in Rule 10b-18) to make any such direct or indirect purchases during the Initial Hedge Period. Counterparty agrees to use commercially reasonable efforts to notify BNP immediately if it becomes aware of any actual or planned direct or indirect purchase by Issuer or any affiliated purchaser during the Initial Hedge Period, provided that Counterparty shall not be obligated to deliver a notification that would contain material, non-public information.

h.	Counterparty represents to and agrees with BNP that Counterparty will not engage in any “distribution” (as defined in Regulation M under the Exchange Act (“Regulation M”)) that would cause a “restricted period” (as defined in Regulation M) to occur during the Initial Hedge Period with respect to the Shares or any security with respect to which the Shares are a “reference security” (as such term is defined in Regulation M). Counterparty agrees to use commercially reasonable efforts to notify BNP immediately if it becomes aware of any actual or planned distribution by Issuer during the Initial Hedge Period, provided that Counterparty shall not be obligated to deliver a notification that would contain material, non-public information.

i.	[Reserved]

j.	Counterparty represents to BNP as of the date hereof that it is a non-financial counterparty minus (NFC-) as defined in Regulation (EU) No 648/2012 of the European Parliament and of the Council on OTC derivatives, central counterparties and trade repositories dated 4 July 2012, as amended.

k.	Counterparty represents to and agrees with BNP that each of Counterparty’s filings under the United States and other applicable antitrust or anti-competition laws that are required to be filed have been filed and, to the extent required by any applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, Counterparty shall otherwise remain, during the term of the Transaction, in compliance with any filing and other requirements under such antitrust laws.

6.	Each party acknowledges that the offer and sale of each Transaction to it is intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), by virtue of Section 4(a)(2) thereof and the provisions of Regulation D thereunder (“Regulation D”). Accordingly, each party represents and warrants to the other that (a) it has the financial ability to bear the economic risk of its investment in the Transaction and is able to bear a total loss of its investment, (b) it is an “accredited investor” as that term is defined under Regulation D, (c) it will purchase the Transaction for investment and not with a view to the distribution or resale thereof, and (d) the disposition of the Transaction is restricted under this ISDA Master Agreement, the Securities Act and state securities laws.

7.	ISDA 2013 EMIR Portfolio Reconciliation, Dispute Resolution and Disclosure Protocol

Both parties agree that the amendments set out in the Attachment to the ISDA 2013 EMIR Portfolio Reconciliation, Dispute Resolution and Disclosure Protocol published by ISDA on 19 July 2013 and available on the ISDA website (www.isda.org) (the “2013 Protocol”) shall be made to this Confirmation. In respect of the Attachment to the 2013 Protocol, (i) the definition of “Adherence Letter” shall be deemed to be deleted and references to “Adherence Letter” shall be deemed to be to this Confirmation (and references to “such party's Adherence Letter” and “its Adherence Letter” shall be read accordingly), (ii) references to “adheres to the Protocol” shall be deemed to be “enters into this Confirmation”, (iii) references to “Protocol Covered Agreement” shall be deemed to be references to this Confirmation (and each “Protocol Covered Agreement” shall be read accordingly), and (iv) references to “Implementation Date” shall be deemed to be references to the date of this Confirmation. For the purposes of this Confirmation.

(A) Portfolio reconciliation process status. Each party confirms its status as follows:

BNP:	Portfolio Data Sending Entity

Counterparty:	Portfolio Data Receiving Entity

(B) Local Business Days. Each party specifies the following place(s) for the purposes of the definition of Local Business Day as it applies to it:

BNP:	London, England and Brussels, Belgium

Counterparty:	New York, New York and London, England

(C) Notice. Notwithstanding this Confirmation and unless otherwise agreed between the parties in writing:

BNP agrees to deliver the following items to Counterparty at the contact details shown below:

Portfolio Data:	As specified in Annex A

Notice of a discrepancy:	As specified in Annex A

Dispute Notice:	As specified in Annex A

Counterparty agrees to deliver the following items to BNP at the contact details shown below:

Notice of a discrepancy:	As specified in Annex A

Dispute Notice:	As specified in Annex A

Any notice given by email in accordance with this Confirmation, will be deemed effective.

(D) Use of an agent and third party service provider. For the purposes of Part I(3) of the 2013 Protocol:

Not applicable

[Remainder of page intentionally left blank.]

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us at your earliest convenience.

Signed,
BNP PARIBAS

By:	/s/ Piette Sebastien
Name: Piette Sebastien
Title: Strategic Equity Department

Agreed and accepted by:
JAB Holdings B.V.

By:	/s/ Luuk Hoogeveen
Name: Luuk Hoogeveen
Title: Managing Director

By:	/s/ Frank Engelen
Name: Frank Engelen
Title: Managing Director

[Signature Page to Confirmation]